SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Computer Vision Systems Laboratories, Corp.

(Name of Issuer)

Common Stock, $0.0001 per share

(Title of Class of Securities)

205550205

(CUSIP Number)

Douglas D. Haloftis, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rochon Capital Partners, Ltd. 26-0355365

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 432,086,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 432,086,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,086,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 90%

(14)	Type of Reporting Person PN

(1) Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) As described in Item 3 and Item 5 of this statement, Rochon Capital Partners, Ltd. has the existing contractual right to receive direct ownership of additional shares of Common Stock (as defined below) at the Second Tranche Closing (as defined below) after the additional shares have authorized for issuance.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John Rochon Management, Inc. 20-2083449

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 432,086,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 432,086,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,086,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 90%

(14)	Type of Reporting Person CO

(1) Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) As described in Item 3 and Item 5 of this statement, because of the existing contractual right of Rochon Capital Partners, Ltd. to receive additional shares of Common Stock at the Second Tranche Closing, John Rochon Management, Inc. may be deemed to have the right to receive beneficial ownership of the additional shares upon the Second Tranche Closing.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John P. Rochon

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 432,086,034 (1) (2)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 432,086,034 (1) (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,086,034 (2)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 90%

(14)	Type of Reporting Person IN

(1) Rochon Capital Partners, Ltd. owns all of these shares directly.  John Rochon Management, Inc. is the sole general partner of Rochon Capital Partners, Ltd., and John P. Rochon is the sole owner and the President of John Rochon Management, Inc.  Therefore, John Rochon Management, Inc. and John P. Rochon may be deemed to be beneficial owners of, and share voting and dispositive power over, these shares.

(2) As described in Item 3 and Item 5 of this statement, because of the existing contractual right of Rochon Capital Partners, Ltd. to receive additional shares of Common Stock at the Second Tranche Closing, John P. Rochon may be deemed to have the right to receive beneficial ownership of the additional shares upon the Second Tranche Closing.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kelly L. Kittrell

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,086,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 90%

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons (as defined below) and Russell Mack to complete all of the Transactions (as defined below), Kelly L. Kittrell may be deemed to have beneficial ownership of the 438,086,034 shares of Common Stock that are directly owned by Rochon Capital Partners, Ltd. and the 3,000,000 shares of Common Stock that are owned directly by Russell Mack.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing, Kelly L. Kittrell may be deemed to have beneficial ownership of those additional shares of Common Stock upon the Second Tranche Closing.

CUSIP No. 205550205

(1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Russell Mack

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO, AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,000,000

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,000,000

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 438,086,034 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 90%

(14)	Type of Reporting Person IN

(1) As described in Item 3 and Item 5 of this statement, because of his actions in concert with the Rochon Reporting Persons and Kelly L. Kittrell to complete all of the Transactions, Russell Mack may be deemed to have beneficial ownership of the 438,086,034 shares of Common Stock that are directly owned by Rochon Capital Partners, Ltd. and the 3,000,000 shares of Common Stock that are directly owned by Kelly L. Kittrell.  Further, because of the right of Rochon Capital Partners, Ltd. to receive additional shares of the Common Stock at the Second Tranche Closing, Russell Mack may be deemed to have beneficial ownership of those additional shares of Common Stock upon the Second Tranche Closing.

Item 1.           Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value of $0.0001 per share (“Common Stock”), of Computer Vision Systems Laboratories, Corp., a Florida corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2400 North Dallas Parkway, Suite 230, Plano, Texas 75093.

This Amendment amends and restates in its entirety the original Schedule 13D filed on behalf of Rochon Capital Partners, Ltd., a Texas limited partnership (“Rochon Capital”), John Rochon Management, Inc., a Texas corporation (“Rochon Management”), John P. Rochon, individually (“Rochon” and, together with Rochon Capital and Rochon Management, the “Rochon Reporting Persons”) with the Securities and Exchange Commission with respect to the Rochon Reporting Persons’ acquisition, directly or indirectly, as applicable, of Common Stock on September 25, 2012.

This Amendment is being filed to reflect Rochon Capital’s transfer of 3,000,000 shares of Common Stock owned by it to each of Kelly L. Kittrell (“Kittrell”) and Russell Mack (“Mack”) and reflect that the Rochon Reporting Persons, Kittrell and Mack may be deemed a group, as more fully described in Item 5 of this statement.

The Rochon Reporting Persons, Kittrell and Mack are referred to in this statement collectively as the “Reporting Persons.”

Item 2.           Identity and Background

(a)                                  This statement is filed on behalf of each of the Reporting Persons.

(b)                                 The business address of each of the Reporting Persons is 2400 North Dallas Pkwy, Suite 230, Plano, Texas 75093.

(c)                                  Rochon is the Chief Executive Officer and, at present, the sole director of the Issuer.  Rochon also is the founder and Chairman of the Board of Directors of Richmont Holdings, Inc., a private investment and business management company (“Richmont Holdings”).  Rochon Capital and Rochon Management are involved primarily in investment activities.  Rochon Management is the sole general partner of Rochon Capital, and Rochon owns 100% of the outstanding capital stock (including all voting rights) of Rochon Management.  Kittrell is employed as the Treasurer and Chief Investment Officer of Richmont Holdings, and Mack is employed as the Director of Communications of Richmont Holdings.  The business address of Richmont Holdings is 2400 North Dallas Pkwy, Suite 230, Plano, Texas 75093.

(d) and (e)         None of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Each of Rochon, Kittrell and Mack is a citizen of the United States of America.  This sub-item is not applicable to Rochon Capital and Rochon Management.

Item 3.           Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement (the “Share Exchange Agreement”), dated August 24, 2012, by and among the Issuer, Happenings Communications Group, Inc., a Texas corporation (“HCG”), and Rochon Capital, at the initial closing on September 25, 2012 (the “First Tranche Closing”) of the transactions contemplated by the Share Exchange Agreement (the “Transactions”), the Issuer issued an aggregate of 438,086,034 shares of Common Stock to Rochon Capital in exchange for all of the outstanding shares of common stock of HCG.  The Transactions consummated at the First Tranche Closing resulted in, among other things, Rochon Capital becoming the record holder of 90% of the outstanding shares of Common Stock.  On September 27, 2012, Rochon Capital transferred 3,000,000 shares of Common Stock acquired by it at the First Tranche Closing, or less than 1% of the shares of Common Stock that it owned, to each of Kittrell and Mack in private transactions.

As part of the Transactions, under the Share Exchange Agreement, Rochon Capital also purchased and has the right to delivery at the Second Tranche Closing (as defined below) of an additional 504,813,514 shares of Common Stock, subject to the filing of an amendment to the Issuer’s Articles of Incorporation to, among other things, authorize additional shares of Common Stock (the “Amendment”).  Because of Rochon Capital’s current ownership of outstanding shares of Common Stock, Rochon Capital can cause that condition to be satisfied, though the Amendment cannot be filed or become effective until after the filing and distribution of an Information Statement to the Issuer’s shareholders.  If the Issuer’s current Articles of Incorporation included a sufficient number of authorized shares, as of the First Tranche Closing Rochon Capital would have received, and upon the effectiveness of the Amendment and immediately following the Second Tranche Closing Rochon Capital will have, direct ownership of the additional 504,813,514 shares of Common Stock, resulting in direct ownership, as of the First Tranche Closing, of a total of 942,899,548 shares of Common Stock, representing 95% of the Issuer’s outstanding Common Stock, or, taking into account the 6,000,000 shares transferred by Rochon Capital to Kittrell and Mack, a total of 936,899,548 shares of Common Stock, representing 94% of the Issuer’s outstanding Common Stock.

The Share Exchange Agreement provides that the second closing contemplated therein (the “Second Tranche Closing”) shall occur on the later of: (i) the twentieth business day following the date on which the Issuer files a definitive Information Statement on Schedule 14C with the SEC, and distributes such Information Statement to its shareholders, with respect to the Amendment; (ii) the date Financial Industry Regulatory Authority approves the Amendment; or (iii) the first business day following the satisfaction or waiver of all conditions and obligations of the parties to the Share Exchange Agreement to consummate the Transactions or on such other date and at such other time as such parties may mutually determine.

The Share Exchange Agreement states that until the first anniversary of the Second Tranche Closing, the Issuer will not implement a reverse stock split; provided, however, the Issuer may implement a reverse split before such time if the reverse split is approved in connection with or following the Issuer’s acquisition, in exchange for shares of its Common Stock, of another business that has trailing twelve (12) month revenues of at least $15,000,000.  In any permitted reverse stock split, the ratio of the reverse split shall be at a ratio not greater than 1 for 10.

From and after the Second Tranche Closing and until the earlier of (i) the first anniversary of the Second Tranche Closing date or (ii) the first date that the Issuer has acquired a business or company with trailing twelve (12) month revenues of at least $25,000,000, other than the issuance of shares of Common Stock to be issued and delivered (in exchange for the stock of HCG already delivered) to Rochon Capital at the Second Tranche Closing, the Share Exchange Agreement provides that the Issuer will not issue shares of Common Stock to any person or entity unless such issuance is in exchange for the assets or equity of another entity that is not an affiliate of Rochon Capital and either has assets of at least $1,000,000 or trailing twelve (12) month revenues of at least $2,000,000 (an “Issuer Acquisition”); provided, that the Issuer may declare stock dividends and issue shares of Common Stock to Rochon Capital or its affiliates for other than cash in an amount not to exceed ten percent (10%) of the shares of Common Stock issued pursuant to all Issuer Acquisitions.

The Reporting Persons, together with the officers and directors of the Issuer, if and when officers and directors other than Rochon are appointed, anticipate that they will (i) continue to evaluate whether and how to continue the development and commercialization of the Issuer’s guidewire and Sentinel BreastScan, (ii) continue the business of HCG in substantially the manner that HCG’s business operations currently are conducted and (iii) focus a significant amount of time and efforts on a plan to pursue acquisitions of unaffiliated entities of the Issuer, primarily privately-held direct-selling companies, and potentially companies engaged in businesses related to direct-selling, in which shares of Common Stock may be exchanged for all, or a portion of, the outstanding equity of such entities, or other consideration will be provided by the Issuer to permit its acquisition of such entities (the “Issuer Acquisition Transactions”).  The Reporting Persons anticipate that the Issuer Acquisition Transactions could involve the Issuer obtaining significant debt financing.

In considering appropriate acquisition targets for the Issuer Acquisition Transactions, the Reporting Persons anticipate evaluating companies of varying sizes, generally in the range of $100 million or more in annual revenue.  The Reporting Persons currently do not plan to limit the Issuer’s acquisition opportunities to companies of this size, however, and expect to evaluate smaller companies in the targeted space from time to time, particularly those companies where the acquisitions by the Issuer will be accretive or otherwise add value to one or more of the Issuer’s businesses.  The Reporting Persons generally plan to consider companies that currently are profitable and looking to enhance their growth, as well as companies that have experienced financial and operational difficulties and can be strengthened by improved strategic and tactical guidance. The Reporting Persons generally will focus on target companies for the Issuer Acquisition Transactions that have product lines for the home, for health and wellness, and for beauty.

Item 4.           Purpose of Transaction.

Except as described in Item 3 and Item 5 of this statement, and as described below in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Rochon Capital currently plans to (i) elect or appoint one or more persons to serve on the Board of Directors of the Issuer with Rochon and one or more other officers of the Issuer in addition to Rochon and (ii) cause the Issuer to reincorporate in the State of Delaware, and in connection with such reincorporation, cause the Issuer to file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws consistent with the General Corporation Law of the State of Delaware.

Each of the Reporting Persons expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, and other factors.  Accordingly, each Reporting Person reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate.  In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Issuer or may sell or transfer Common Stock directly or beneficially owned by them, as applicable, from time to time in public or private transactions.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Issuer’s securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.

Item 5.           Interest in Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this statement is hereby incorporated by reference.

(a)                                  Based on information reported by the Issuer, there were 487,712,326 shares of Common Stock outstanding as of and immediately following the First Tranche Closing, as reported in the Issuer’s Schedule 14f-1 filed with the Securities and Exchange Commission on September 10, 2012.

Rochon Capital directly owns 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance and delivery of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon Capital will have direct ownership of a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon Capital disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are now owned by, Kittrell and Mack.

Rochon Management, as the sole general partner of Rochon Capital, may be deemed beneficially to own 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance and delivery of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon Management, as the sole general partner of Rochon Capital, may be deemed beneficially to own a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon Management disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are now owned by, Kittrell and Mack.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed beneficially to own 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance and delivery of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed beneficially to own a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.  Rochon disclaims beneficial ownership, however, of any of the 6,000,000 shares of Common Stock that Rochon Capital transferred to, and that are now owned by, Kittrell and Mack.

Each of Kittrell and Mack directly owns 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.  Neither Kitrrell nor Mack has any right to receive any additional shares from Rochon Capital at, or as the result of, the Second Tranche Closing.

The Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, so that Rochon Capital will have the full ownership of shares of Common Stock and corresponding control over the Issuer provided for by the Share Exchange Agreement, through the Second Tranche Closing.  Accordingly, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, each of Kittrell and Mack may be deemed beneficially to own 438,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance and delivery of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, each of Kittrell and Mack, because of his actions in concert with the other Reporting Persons to complete all of the Transactions, may be deemed beneficially to own 942,899,548 shares of Common Stock, representing 95% of the Common Stock to be outstanding as of the Second Tranche Closing.  The 3,000,000 shares of Common Stock owned of record by each of Kittrell and Mack would represent less than 1% of the Common Stock to be outstanding as of the Second Tranche Closing.

Nevertheless, each of Kittrell and Mack disclaims beneficial ownership of all shares of Common Stock now owned, or to be owned as of the Second Tranche Closing, directly by Rochon Capital.

There is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the voting or any disposition of the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(b)                                 Rochon Capital possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon Capital will possess such voting and dispositive power over a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.

As the general partner of Rochon Capital, Rochon Management may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon Management, as the general partner of Rochon Capital, may be deemed to possess such voting and dispositive power over a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.

Because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, Rochon may be deemed to possess the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 432,086,034 shares of Common Stock, representing 90% of the current 487,712,326 shares of outstanding Common Stock.  Upon the Amendment and the anticipated issuance of the additional 504,813,514 shares of Common Stock to Rochon Capital at the Second Tranche Closing, Rochon, because of his direct or indirect ownership interest in, or control of, Rochon Capital and Rochon Management, may be deemed to possess such voting and dispositive power over a total of 936,899,548 shares of Common Stock, representing 94% of the Common Stock to be outstanding as of the Second Tranche Closing.

Each of Kittrell and Mack possesses the sole power to vote or direct the vote of, and the sole power to dispose of or direct the disposition of, 3,000,000 shares of Common Stock, representing less than 1% of the current 487,712,326 shares of outstanding Common Stock.

Although the Reporting Persons may be deemed a group because of their actions in concert to complete the Transactions, there is no agreement or understanding between the Rochon Reporting Persons and Kittrell, between the Rochon Reporting Persons and Mack, or between Kittrell and Mack, regarding the power to vote or direct the voting of, or the power to dispose or direct the disposition of, the shares of Common Stock owned separately by the Rochon Reporting Persons, Kittrell and Mack, or regarding any acquisition of any additional shares of Common Stock.  Each of the Reporting Persons will make its or his own decisions regarding the voting or any disposition of the shares of Common Stock that it or he owns separately, and regarding any acquisition of additional shares of Common Stock, without consultation with, or concurrence of, any of the other Reporting Persons.

(c)                                  The information set forth in Item 3 of this statement is hereby incorporated by reference.

(d)                                 Rochon’s spouse, Donna Jean Hewitt Rochon, as a limited partner of Rochon Capital, owns 20% of the outstanding partnership interests in Rochon Capital and has the indirect right, through her ownership of such limited partnership interests of Rochon Capital, to receive dividends from, or proceeds from the sale of, any Common Stock owned by Rochon Capital.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this statement is hereby incorporated by reference.

Item 7.           Materials to be Filed as Exhibits.

Exhibit 1                 Schedule 13D Joint Filing Agreement, dated October 9, 2012, by and among Rochon Capital Partners, Ltd., John Rochon Management, Inc., John P. Rochon, Kelly L. Kittrell and Russell Mack.

Exhibit 2                 Share Exchange Agreement, by and among Computer Vision Systems Laboratories Corp., a Florida corporation, Happenings Communications Group, Inc., a Texas corporation, and Rochon Capital Partners, Ltd., a Texas limited partnership (incorporated by reference to Exhibit 10.10 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2012).

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2012	ROCHON CAPITAL PARTNERS, LTD.

	By:	John Rochon Management, Inc., its sole general partner

		By:	/s/ John P. Rochon
John P. Rochon, President

Date: October 9, 2012	JOHN ROCHON MANAGEMENT, INC.

	By:	/s/ John P. Rochon
John P. Rochon, President

Date: October 9, 2012	/s/ John P. Rochon
John P. Rochon

Date: October 9, 2012	/s/ Kelly L. Kittrell
Kelly L. Kittrell

Date: October 9, 2012	/s/ Russell Mack
Russell Mack